Exhibit 99.1

HAILIANG EDUCATION GROUP INC.

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: HLG)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting of shareholders (the “Meeting”) of Hailiang Education Group Inc. (the “Company”) will be held on June 23, 2020, at 10:00 a.m., China Standard Time, at 1508 Binsheng RD, Binjiang District, Hangzhou City, Zhejiang, China for the following purposes:

1.	To elect Mr. Junwei Chen as a director of the Company to hold office until the next annual general meeting;

2.	To re-elect Mr. Cuiwei Ye as a director of the Company to hold office until the next annual general meeting;

3.	To re-elect Mr. Ken He as a director of the Company to hold office until the next annual general meeting;

4.	To re-elect Mr. Xiaofeng Cheng as a director of the Company to hold office until the next annual general meeting;

5.	To re-elect Mr. Xiaohua Gu as a director of the Company to hold office until the next annual general meeting;

6.	To authorize the Board of Directors to fix the remuneration of the directors; and

7.	To approve, ratify, and confirm the appointment of KPMG Huazhen LLP as the Company’s independent auditors for the year ending June 30, 2020, and to authorize the Board of Directors to fix their remuneration.

The Board of Directors of the Company has fixed the close of business on May 21, 2020, as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company, whether or not represented by American Depositary Shares, on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2019 annual report, from the Company’s website at http://ir.hailiangedu.com/ or by submitting a request to ir@hailiangeducation.com.

By Order of the Board of Directors,

/s/ Ming Wang
Ming Wang
Chairman of the Board of Directors

Hangzhou, China

May 18, 2020

HAILIANG EDUCATION GROUP INC.

2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 23, 2020

PROXY STATEMENT

The Board of Directors of Hailiang Education Group Inc. (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on June 23, 2020, at 10:00 a.m., China Standard Time, at 1508 Binsheng RD, Binjiang District, Hangzhou City, Zhejiang, China, or any adjournment thereof.

Only holders of ordinary shares of the Company of record at the close of business on May 21, 2020 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. Shareholders entitled to vote and present in person or by proxy, or (in the case of a shareholder being a corporation) by its duly authorized representative, representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on behalf of such shareholder. A proxy need not be a shareholder of the Company. Each holder of the Company’s ordinary shares shall be entitled to one vote in respect of each ordinary share held by such shareholder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

1.	To elect Mr. Junwei Chen as a director of the Company to hold office until the next annual general meeting;

2.	To re-elect Mr. Cuiwei Ye as a director of the Company to hold office until the next annual general meeting;

3.	To re-elect Mr. Ken He as a director of the Company to hold office until the next annual general meeting;

4.	To re-elect Mr. Xiaofeng Cheng as a director of the Company to hold office until the next annual general meeting;

5.	To re-elect Mr. Xiaohua Gu as a director of the Company to hold office until the next annual general meeting;

6.	To authorize the Board of Directors to fix the remuneration of the directors; and

7.	To approve, ratify, and confirm the appointment of KPMG Huazhen LLP as the Company’s independent auditors for the year ending June 30, 2020, and to authorize the Board of Directors to fix their remuneration.

The Board of Directors recommends a vote “FOR” each proposal from Proposals No. 1-7.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy form in accordance with the instructions set out therein.

VOTING PROCEDURE FOR HOLDERS OF AMERICAN DEPOSITARY SHARES

Deutsche Bank, as depositary of our American Depositary Shares (“ADSs”), has advised the Company that it intends to mail to all holders of ADSs the Notice of the Meeting, this Proxy Statement, and an ADS Voting Instruction Card. Upon the delivery of a signed and completed ADS Voting Instruction Card as instructed therein, the depositary will endeavor, to the extent practicable, to vote or cause to be voted the number of ordinary shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request.

The depositary has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions.

As the holder of record for all the ordinary shares represented by the ADSs, the depositary may only vote those ordinary shares represented by the ADSs whose ADS Voting Instruction Cards were timely received by the depositary and in the manner specified by the depositary, at the Meeting. If the enclosed ADS Voting Instruction Card is properly signed and dated but no direction is made, the depositary will not vote the ordinary shares represented by such ADSs, but will give discretionary proxy to a person designated by the Company. The depositary shall also give discretionary proxy to a person designated by the Company, with respect to those ordinary shares represented by the ADSs whose ADS Voting Instruction Cards were not timely received by the depositary.

The depositary and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.

There is no guarantee that holders of ADSs or any such holder in particular, will receive the Notice of the Meeting with sufficient time to instruct the depositary to vote, and it is possible that a holder of the ADSs will not have the opportunity to exercise, his, her or its right to vote.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The 2019 annual report for the year ended June 30, 2019 (the “2019 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders and beneficial owners of the Company’s ADSs. You may obtain a copy of our 2019 Annual Report to shareholders by visiting the “Financial Reports” heading under the “Investor Relations” section of the Company’s website at http://ir.hailiangedu.com/. If you want to receive a paper or email copy of the Company’s 2019 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at ir@hailiangeducation.com.

PROPOSAL NO. 1 THROUGH PROPOSAL NO. 6

ELECTION OF JUNWEI CHEN AS DIRECTOR,

RE-ELECTION OF CERTAIN CURRENT DIRECTORS

AND

AUTHORIZATION OF BOARD OF DIRECTORS TO FIX THE REMUNERATION OF THE DIRECTORS

The Board of Directors currently consists of five members. Mr. Ming Wang, chairman and director will retire as of June 23, 2020, after the adjournment of this Meeting. Mr. Junwei Chen named below will seek election at the Meeting. All other four current directors also named below will seek re-election at the Meeting.

Each director to be elected or re-elected will hold office until the next annual general meeting of shareholders or until his appointment is otherwise terminated in accordance with the articles of association of the Company.

DIRECTOR FOR ELECTION

Mr. Junwei Chen, age 28, has served as the president of Hailiang Education Management Group Co., Ltd. since March 2019 and as the vice president of Hailiang Group Co., Ltd. since January 2019. He is one of the youngest executives serving in Fortune Global 500 companies. Mr. Chen received a doctorate degree in Energy and Resource Engineering from Peking University in 2019. While pursuing his doctorate degree, he served as the 38th president of the postgraduate student union, and organized many social undertakings, including the Peking University Doctoral Services Group. He was invited to the Great Hall of the People to receive commendation for his active participation in poverty alleviation. Mr. Chen holds multiple patents and has published several influential academic papers in international journals. On May 18, 2020, the Company’s Corporate Governance and Nominating Committee nominated Mr. Junwei Chen to serve as a member of the Board.

DIRECTORS FOR RE-ELECTION

Mr. Cuiwei Ye, age 61, has served as our director and principal general of Hailiang Inc. since November 3, 2017. With 17 years of experience being the principal of Hangzhou No.2 High School, Mr. Ye is a seasoned and reputable school principal with a rich experience in education. Mr. Ye received a Bachelor of Science Degree in Biology from Hubei University, a Master’s Degree in Education Leadership from the University of Canberra in Australia, and is currently a PhD candidate from East China Normal University. As a nationally renowned principal, Mr. Ye has been awarded with several honorary titles by education organizations and media, such as Person of the Year of Chinese Brands in 2017, Contemporary Education Master, one of China’s Top 10 Popular Principals selected by China Education Newspaper, China’s Good Principal selected by China Education Website, initiator of high school principal’s real-name recommendation system of Peking University, Adjunct professor of high school principal training center of Ministry of Education, Adjunct professor of Southwest University, Adjunct professor of Zhejiang Normal University, National Education Advanced Worker, Zhejiang Merit Teacher.

Mr. Ken He, age 40, has served as our independent director since June 2015. Mr. He is currently serving as the vice president of Racing Capital Management (HK) Limited, an asset management company, where he oversees its asset management and financial activities. From August 2011 to September 2015, Mr. He served as the chief financial officer of China Shengda Packaging Group Inc., or China Shengda, where he oversaw China Shengda’s financing and investment activities, accounting practices and investor relations. Before joining China Shengda, Mr. He served as an investment director with Wealthcharm Investments Limited, a private investment company, from September 2009. Prior to that, Mr. He spent five years at PricewaterhouseCoopers Australia and China. Having several years of experience in the financial and accounting field, Mr. He is experienced and familiar with Chinese accounting standards, Hong Kong accounting standards, Australian accounting standards, international accounting standards and U.S. GAAP, as well as the differences among them. Mr. He holds a master’s degree in applied finance from Macquarie University, Australia. Mr. He is a U.S. Certified Public Accountant, and he also holds a Certified Public Accountant designation from the Chinese Institute of CPA, a Certified Public Accountant designation from the Hong Kong Institute of CPA, a Certified Practicing Accountant designation from the CPA Australia and a Chartered Financial Analyst designation from the CFA Institute.

Mr. Xiaohua Gu, age 48, has served as our independent director since June 2015. Since August 1, 2016, Mr. Gu has served as the Chief Financial Officer for Dragon Victory International Limited (Nasdaq: LYL). From July 2006 to February 2010, Mr. Gu was the Hangzhou branch manager of the KPMG Consulting (China) CO., Ltd. From March 2010 to February 2012, Mr. Gu Xiaohua was the partner of RichLink International Investment Co., Ltd. From March 2012 to present, Mr. Gu has been a Director of China Education Group, Associate Director of HEP CPA Shanghai Branch. Mr. Gu holds a Master’s Degree in Newcastle University and a Master’s Degree in Finance in Leeds Metropolitan University.

Mr. Xiaofeng Cheng, age 45, has served as our independent director since October 2016. Since July 2012, Mr. Cheng has served as a partner at Jingtian & Gongcheng law firm in Beijing. Previously, Mr. Cheng served in various positions at several international law firms. In addition, Mr. Cheng has served as adjunct professor at Peking University Law School since September 2011. Mr. Cheng received his master’s degree in Law from Columbia University in 2003, master’s degree in Criminology from the University of South Florida in 2002 and bachelor degrees in both Law and Economics from Peking University in 1999.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE ELECTION OF JUNWEI CHEN AS DIRECTOR

AND

A VOTE FOR

THE RE-ELECTION OF EACH OF THE FOUR CURRENT DIRECTORS NAMED ABOVE

AND

A VOTE FOR

THE AUTHORIZATION OF THE BOARD TO FIX THE RENUMERATION OF THE DIRECTORS.

PROPOSAL NO. 7

APPROVAL, RATIFICATION, AND CONFIRMATION OF

THE APPOINTMENT OF INDEPENDENT AUDITORS

AND

AUTHORIZATION OF BOARD OF DIRECTORS TO FIX THEIR REMUNERATION

The Company’s audit committee recommends, and the Board of Directors concurs, that KPMG Huazhen LLP be appointed as the Company’s independent auditors for the fiscal year ending June 30, 2020, and that the Board of Directors be authorized to fix their remuneration.

In the event that our shareholders fail to approve, ratify, and confirm the appointment and the authorization, our audit committee will reconsider its selection. Even if the appointment is approved, ratified, and confirmed, our audit committee in its discretion may recommend the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and its shareholders.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND

A VOTE FOR

THE APPROVAL, RATIFICATION, AND CONFIRMATION OF THE APPOINTMENT

OF

KPMG HUAZHEN LLP

AS THE COMPANY’S INDEPENDENT AUDITORS

FOR THE FISCAL YEAR ENDING JUNE 30, 2020

AND

AUTHORIZATION OF BOARD OF DIRECTORS TO FIX THEIR REMUNERATION.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

/s/ Ming Wang
Ming Wang
Chairman of the Board of Directors

May 18, 2020